UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number:  001-32943

AUGUSTA RESOURCE CORPORATION

(Translation of registrant’s name into English)

Suite 555 - 999 Canada Place
Vancouver, BC V6C 3E1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On August 25, 2014, Augusta Resource Corporation (“Augusta”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (i) a Notice of Special Meeting of Shareholders and Management Information Circular relating to the proposed amalgamation (the “Amalgamation”) of Augusta and 8988285 Canada Inc., an indirect, wholly-owned subsidiary of HudBay Minerals Inc. (“HudBay”); (ii) a Letter of Transmittal; (iii) an Amalgamation Agreement, dated as of August 22, 2014, by and among Augusta, 8988285 Canada Inc. and HudBay (the “Amalgamation Agreement”); (iv) a Form of Proxy; (v) an Augusta Officer’s Certificate; (vi) a Notice of Special Meeting of Shareholders; and (vii) a Material Change Report, dated August 25, 2014, announcing, among other things, the entry into the Amalgamation Agreement.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•                                          Exhibit 99.1 — Notice of Special Meeting of Shareholders and Management Information Circular relating to the Proposed Amalgamation of Augusta Resource Corporation and 8988285 Canada Inc., an indirect, wholly-owned subsidiary of HudBay Minerals Inc.;

•                                          Exhibit 99.2 — Letter of Transmittal;

•                                          Exhibit 99.3 — Amalgamation Agreement, dated as of August 22, 2014, by and among Augusta Resource Corporation, 8988285 Canada Inc. and HudBay Minerals Inc.;

•                                          Exhibit 99.4 — Form of Proxy;

•                                          Exhibit 99.5 — Augusta Resource Corporation Officer’s Certificate;

•                                          Exhibit 99.6 — Notice of Special Meeting of Shareholders; and

•                                          Exhibit 99.7 — Material Change Report dated August 25, 2014.

SUBMITTED HEREWITH

Exhibits

99.1                        Notice of Special Meeting of Shareholders and Management Information Circular relating to the Proposed Amalgamation of Augusta Resource Corporation and 8988285 Canada Inc., an indirect, wholly-owned subsidiary of HudBay Minerals Inc.

99.2                        Letter of Transmittal

99.3                        Amalgamation Agreement, dated as of August 22, 2014, by and among Augusta Resource Corporation, 8988285 Canada Inc. and HudBay Minerals Inc.

99.4                        Form of Proxy

99.5                        Augusta Resource Corporation Officer’s Certificate

99.6                        Notice of Special Meeting of Shareholders

99.7                        Material Change Report dated August 25, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Augusta Resource Corporation
(Registrant)

	By:	/s/ Patrick Donnelly
Patrick Donnelly
	Title:	Vice President and General Counsel

Date: August 26, 2014